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                            CONFIDENTIALITY AGREEMENT

                          DATED AS OF JANUARY 31, 1997


         In connection with the consideration of a possible transaction (the "Transaction") between CIGNA CORPORATION ("CIGNA") and HEALTHSOURCE, INC. ("Healthsource"), Healthsource has or will furnish certain financial and other information (the "Evaluation Material") to CIGNA. In consideration of the receipt of the Evaluation Material from Healthsource and for CIGNA's agreement to the terms of this Confidentiality Agreement, CIGNA agrees, as set forth below, to keep the Evaluation Material and analyses derived from the Evaluation Material ("Analysis") confidential, and both parties agree to the other matters contained herein.

         CIGNA agrees that the Evaluation Material will be used solely for purposes of determining whether and under what terms and conditions it may have an interest in negotiating or concluding a Transaction with Healthsource. CIGNA further agrees to keep the Evaluation Material and Analysis confidential and not to disclose the Evaluation Material and Analysis to any person except as otherwise provided in this Confidentiality Agreement. For purposes of this Confidentiality Agreement, the term "person" includes, without limitation, any corporation, company, partnership, limited liability company, individual or other entity. CIGNA may disclose the Evaluation Material and Analysis to its directors, officers, employees, agents, and consultants (collectively "Representatives") who, CIGNA determines, in the exercise of reasonable judgment, need to know such information for the purpose of considering whether to negotiate or conclude a Transaction with Healthsource, provided that such persons are made aware of the confidentiality of the information, and the limitations on its use. CIGNA shall assume responsibility for the breach of this Agreement by its Representatives.

         For purposes of this Confidentiality Agreement, "Evaluation Material" means documents and information furnished by Healthsource to CIGNA or its Representatives, orally, in writing, or by inspection of documents and all analyses, compilations, forecasts, studies, summaries, notes, data and other documents and materials in whatever form maintained, whether prepared by CIGNA, its Representatives or others, to the extent such documents or materials contain or reflect, any such information. The term "Evaluation Material" does not apply to information which (a) is or becomes generally available to the public other than as a result of disclosure by CIGNA (or its Representatives) in violation of this Confidentiality Agreement, (b) was available to CIGNA on a non-confidential basis from a source other than Healthsource or its employees, agents or consultants


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prior to receipt in accordance with this agreement, or (c) becomes available to
CIGNA on a non-confidential basis from a source other than Healthsource or its employees, agents or consultants provided that CIGNA does not know that such source is prohibited from disclosing such information to CIGNA by a contractual or legal obligation.

         CIGNA agrees not to disclose to any person, other than its Representatives, any Evaluation Material, the fact that Evaluation Material has been made available to CIGNA, the fact that either party is discussing a possible transaction with the other or with any other person, or any fact concerning the discussions or negotiations (including the existence or status thereof), except pursuant to a subpoena (after immediate prior notice to the other party so that the other party may seek an appropriate protective order) and then only after using such disclosing party's best efforts to maintain the continuing confidentiality of all such information required to be so disclosed.

         Upon request, CIGNA will promptly deliver to Healthsource, or destroy, all Evaluation Material furnished by Healthsource, without retaining any copies. Upon request, CIGNA will also instruct all Representatives to deliver to Healthsource or destroy, all Evaluation Material furnished by CIGNA to such Representatives. Upon request, CIGNA will furnish Healthsource a letter stating that the Evaluation Material has been returned or destroyed.

         CIGNA acknowledges that neither Healthsource nor its Representatives, agents or controlling persons makes any express or implied representation or warranty as to the accuracy or completeness of the Evaluation Material or any other information provided to CIGNA by Healthsource. CIGNA and its Representatives agree that no such person will have any liability to CIGNA or any of its Representatives with respect to the Evaluation Material on any basis (including, without limitation, in contract, tort, under federal or state securities laws or otherwise), except pursuant to the final, executed Transaction documents, if any, and neither CIGNA nor its Representatives will make any claims whatsoever against such persons, with respect to or arising out of the Transaction, whether as a result of this Agreement, any other written or oral expression with respect to the Transaction, CIGNA's participation in evaluating the possible Transaction or any procedures therefor, CIGNA's review of Healthsource, the use of the Evaluation Material by CIGNA or its Representatives, any errors therein or omissions from the Evaluation Material, or otherwise, except pursuant to the final, executed Transaction documents, if any. CIGNA and its Representatives further agree that they are not entitled to rely on the accuracy or completeness of the Evaluation Material and that only such representations or warranties, if any, contained in the final, executed, transaction documents, if any, shall have any binding effect. CIGNA further acknowledges that nothing in this Confidentiality


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Agreement precludes Healthsource from furnishing Evaluation Material to other persons or parties.

         CIGNA agrees that, for a period of eighteen (18) months from the date of this Agreement, unless specifically invited in writing by Healthsource, neither CIGNA nor any of CIGNA's affiliates, will in any manner, directly or indirectly, effect or seek, offer, propose (whether publicly or otherwise) or take any other action to effect, or cause or participate in, or in any way assist, advise or encourage any other person to effect, seek, or offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of the securities (or beneficial ownership thereof as such term is used in the Securities Exchange Act of 1934) or assets of Healthsource, or rights or options to acquire the same (except that the foregoing shall not prohibit CIGNA, in the ordinary course of its investment activities for third-party or fiduciary accounts, from trading or beneficially owning securities of Healthsource; provided neither CIGNA nor its Affiliates shall exercise any voting control over such third-party shares in a manner intended to influence the management or operations of Healthsource); (ii) any tender or exchange offer, merger or other business combination involving Healthsource (including with a third-party); (iii) any recapitalization, restructuring, liquidation, dissolution, purchase or sale of a substantial portion of the assets of, or other extraordinary transaction with respect to Healthsource; (iv) any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Healthsource or any action to elect or remove directors of, or to influence the management, policy or conduct of the business affairs of Healthsource, or (v) any action which would likely cause Healthsource to be required to make a public announcement regarding any of the types of matters set forth in (i) - (iv) above, nor will CIGNA enter into any arrangement or understanding with any third-party to accomplish any of the foregoing. During such period, unless specifically invited as provided above, CIGNA further agrees not to approach or request Healthsource (or its directors, officer, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence). If at any time during such period, CIGNA is approached by a third-party concerning its or such third-party's participation in a transaction or activity described in (i) - (iv) above, CIGNA will promptly inform Healthsource of the nature of each contact and the identities of the third-parties involved. CIGNA will not take any action during such period, unless specifically invited as provided above, to communicate (either publicly or privately) with Healthsource shareholders.

         CIGNA agrees that neither CIGNA nor any of its Affiliates will, for a period of eighteen (18) months from the date of this Confidentiality Agreement, without the prior written consent of the Healthsource, (i) employ or solicit the


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employment of any executive officer of Healthsource (as defined under the 1934
Act), or the CEO of any HMO or insurance subsidiary of Healthsource, nor (ii) employ or solicit the employment of any other management employee of Healthsource or any of its Affiliates with whom CIGNA or its Representatives had contact during the negotiations and investigations of the Transaction, provided that this clause (ii) shall not prevent CIGNA from hiring any such other management employee who approaches CIGNA on his own initiative without direct or indirect solicitation by CIGNA other than through an advertisement in a newspaper or magazine.

         CIGNA agrees that all of its communications with Healthsource with respect to the Evaluation Material and any potential Transaction, will be conducted solely with Norman C. Payson, M.D. or his designees.

         The parties agree that a breach of any material provision of this Agreement by either of them would result in irreparable harm to the non-breaching party, that any remedy at law is inadequate because damages are not fully ascertainable, and accordingly, in the event of any breach or threatened breach of any material provision of this Agreement by a party (or its Representative), the non-breaching party shall have the right to seek immediate injunctive relief to prevent the breach in addition to any other remedies available at law or in equity.

         CIGNA agrees to advise its Representatives who receive the Evaluation Material, that the Untied States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of Healthsource (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

         You acknowledge that if Healthsource determines to pursue a Transaction, it may establish procedures and guidelines ("Procedures") for the submission of proposals with respect to any Transaction with or involving Healthcare. If CIGNA determines to submit a proposal, CIGNA and its Representatives agree to act in accordance with the Procedures and to be bound by the terms and conditions that may be established pursuant to the Procedures.

         The Parties agree that unless and until a definitive transaction agreement is executed by the parties, no contract or agreement providing for a Transaction with the parties shall be deemed to exist. The parties agree that neither party will be under any legal obligation of any kind whatsoever with respect to any such Transaction by virtue of this Confidentiality Agreement or by virtue of any oral or written expression with respect to such a Transaction made by any of its


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officers or Representatives. CIGNA agrees that Healthsource will have the right in its sole discretion, without giving any reason therefor, at any time to terminate the discussions with CIGNA concerning a possible Transaction, to elect not to pursue any such Transaction, or to pursue the Transaction without your involvement. This paragraph may only be modified by a written instrument signed by both parties and referencing this paragraph specifically.

         If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provision hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid, enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

         This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in a written instrument signed by a duly authorized representative of each party and expressly so altering or waiving such Agreement.

         All notices required or permitted to be given under this Agreement shall be given by personal delivery or by overnight courier service (signature required) as follows, or to such other address as may be subsequently provided:

         If to the Company:   CIGNA Corporation
                              One Liberty Place
                              1650 Market Street
                              Philadelphia, PA 19192
                              Attn: Robert Rose
                              Vice-President - Strategic Growth and Development
                              FAX No.: (215) 761-3399

         With a copy to:      CIGNA Corporation
                              One Liberty Place
                              1650 Market Street
                              Philadelphia, PA 19192
                              Attn: Thomas J. Wagner, Esq.
                              General Counsel
                              FAX No.: (215) 761-5519


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         If to Healthsource:        Healthsource, Inc.
                                    Two College Park Drive
                                    Hooksett, NH 03106
                                    Attn: Norman C. Payson, M.D.
                                    President & CEO
                                    Fax No.: (603) 268-7905

         With a copy to:            Healthsource, Inc.
                                    Two College Park Drive
                                    Hooksett, NH 03106
                                    Attn: Jon S. Richardson
                                    Special Counsel to the President
                                    Fax No.: (603) 268-7905

This Agreement shall be governed by the internal substantive law of the State of New Hampshire without regard to choice of law principles.

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in duplicate original copies as of the date stated above.

HEALTHSOURCE, INC.

By:  /s/ Joseph M. Zubretsky
     --------------------------
     Joseph M. Zubretsky
     Chief Financial Officer

CIGNA CORPORATION

By:  /s/ Robert L. Rose
     --------------------------
     Robert L. Rose
     Vice President


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